United States securities and exchange commission logo





                              April 29, 2022

       Yoav Leibovitch
       Chief Financial Officer
       SatixFy Communications Ltd.
       12 Hamada St., Rehovot 670315
       Israel

                                                        Re: SatixFy
Communications Ltd.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted March 31,
2022
                                                            CIK No. 0001915403

       Dear Mr. Leibovitch :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Summary, page 28

   1. Please highlight the material risks to public warrant holders of EDNCU, including those arising from
differences between the private and public warrants. Clarify whether recent common stock trading
prices exceed the threshold that would allow EDNCU to redeem public warrants.
Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial
owners, regarding when the warrants become eligible for redemption.
   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
   3. Please provide an organizational chart outlining your post-business combination corporate
 Yoav Leibovitch
FirstName   LastNameYoavLtd.
                         Leibovitch
SatixFy Communications
Comapany
April       NameSatixFy Communications Ltd.
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
         structure and illustrating the relationships of the various entities discussed throughout the registration statement.
Subscription Agreements, page 30

4. Please clearly disclose the closing conditions to the Subscription Agreement. Please clearly disclose whether PIPE investors are obligated to close if the Minimum Cash
         Condition or Aggregate Transaction Proceeds conditions are waived or modified.
Interests of EDNCU's Directors and Officers in the Business Combination, page
38

5. Please revise to disclose the consideration paid by the Sponsor for the Price Adjustment
         Shares and disclose the approximate dollar value of such interest.
6. Please revise to describe the consideration received by the Sponsor for the 1,430,000
         Founder Shares that it no longer owns.
7. Please revise to quantify the aggregate dollar amount of loans extended for which the
         Sponsor and its affiliates are awaiting reimbursement.
8. In your next amendment please fill in the various blanks as of the most recent practicable date.
9.       Please disclose the amount the Sponsor paid per share for the Founder
Shares.
10.      Please disclose the Sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. We rely on third parties for manufacturing of our chips and other satellite communications system components, page 48

11. We note that a majority of your chips are supplied by a single foundry,
         GlobalFoundries. Please disclose any disruptions that you have experienced due to such reliance.
Proposal One - The Business Combination Proposal, page 113

12. Please elaborate on the role of the financial advisors. Please clarify whether the financial advisors delivered any reports to the boards that were materially related to the transaction.
13.      We note that EDNCU   s amended and restated memorandum and articles of
association
         provide that, to the fullest extent permitted by applicable law, neither the Sponsor nor any individual serving as a director or officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as EDNCU. Please address this potential conflict of interest and disclose whether it impacted EDNCU's search for an acquisition target.
 Yoav Leibovitch
FirstName   LastNameYoavLtd.
                         Leibovitch
SatixFy Communications
Comapany
April       NameSatixFy Communications Ltd.
       29, 2022
April 329, 2022 Page 3
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FirstName LastName
Unaudited Prospective Financial Information of SatixFy, page 127

14. We note that SatixFy provided forecasts through 2026. Please provide an explanation for the basis of the projections beyond the third year. Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or the assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $374 million in 2026. Clearly describe the basis for such projections and the factors or contingencies that would affect those projections.
15. We note your disclosure that the 2021E information contained in the presentation deck prepared for the PIPE Investors and certain accredited investors was previously filed with the SEC under Rule 425. We could not find the presentation deck that included 2021E information. Please advise.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 132

16. We note your disclosure that Cantor and Barclays are acting as joint placement agents to
         EDNCU and SatixFy in connection with the PIPE Financing and will receive fees and expense reimbursements customary for such transactions. Please disclose the fees payable to each of Cantor and Barclays in connection with the PIPE Financing. Please also disclose the aggregate fees that each advisor is entitled to receive in connection with the business combination and EDNCU IPO.
17. We note your disclosure that additional fees will be paid to the financial advisors depending on the amount of Proceeds involved in the Business Combination. Please disclose the threshold that would trigger any additional proceeds to the financial advisors.
Satixfy's Business, page 204

18. Please revise to include a breakdown of total revenues by geographic market and disclose what your key targeted markets are. Refer to Item 4.B.2 of Form 20-F. Market Trends and Uncertainties, page 220

19. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
U.S. Federal Income Tax Considerations, page 254

20. We note the disclosure that it is intended that the Business Combination qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the
 Yoav Leibovitch
FirstName   LastNameYoavLtd.
                         Leibovitch
SatixFy Communications
Comapany
April       NameSatixFy Communications Ltd.
       29, 2022
April 429, 2022 Page 4
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FirstName LastName
         opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
opinion to use    should
         rather than    will,    but counsel providing the opinion must explain
why it cannot give a
            will    opinion and describe the degree of uncertainty in the
opinion. Please refer to
         Sections III.B and C of Staff Legal Bulletin 19.

Description of Satixfy Warrants, page 281

21. We note your disclosure on page 286. Please add a risk factor relating to the exclusive forum provision contained in the warrant agreement.
Satixfy Communications Ltd Financial Statements
Note 2 Significant Accounting Policies
A Basis of Preparation, page F-10

22. Please provide two years of audited financial data. Refer to the guidance in section III
         B.1.c of the Accessing the U.S. Capital Markets     A Brief Overview
for Foreign Private
         Issuers, which can be found at
https://www.sec.gov/divisions/corpfin/internatl/foreign-
         private-issuers-overview.shtml#IIIB1c. Accordingly, please update your financial statements pursuant to Item 8.A.5 of Form 20-F.
Note 8 Investment in Jet-Talk, page F-25

23. We note that your company holds majority voting rights (51%) of Jet-Talk. Please explain in detail why equity accounting is appropriate and provide us with your analysis which supports your accounting treatment. Your response should include the relevant accounting guidance you relied upon, including your consideration of paragraphs 5-7 of
         IFRS 10 and the salient terms and conditions of the agreement which support your conclusion.
24. We note from your disclosures on page 218 that Jet-Talk is one of your three largest customers and accounted for xx and 68% of your revenues in the years ended December
         31, 2021 and 2020, respectively. Please explain why you believe it is appropriate to record the provision of development services to Jet-Talk as revenue rather than as an offset to research and development expenses on your statement of operations. As part of your response, please describe for us in detail the nature of the development services provided to Jet-Talk and whether you are entitled to or retain rights to any intellectual property arising from the development of the Aero/IFC satellite communications terminal for commercial aircraft contracts. Please include relevant authoritative guidance that you relied upon in determining your accounting treatment.
Audited Financial Statements of Endurance Acquisition Corp.
Note 7 - Warrant Liabilities, page F-57

25. We note from disclosures on page F-59 that Endurance Acquisition Corp. accounted for
 Yoav Leibovitch
FirstName   LastNameYoavLtd.
                         Leibovitch
SatixFy Communications
Comapany
April       NameSatixFy Communications Ltd.
       29, 2022
April 529, 2022 Page 5
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FirstName LastName
         its Public Warrants and Private Placement Warrants as liabilities in accordance with the guidance contained in ASC 815-40 because it does not control the occurrence of events, such as a tender offer or exchange that may trigger cash settlement of the warrants where not all of the shareholders also receive cash, the warrants do not meet the criteria for equity treatment thereunder, and as such, the warrants must be recorded as derivative liability. However, EDNCU's critical accounting policy for warrant liability on page 214 states EDNCU Private Warrants are accounted for as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment and
         EDNCU Public Warrants are treated as equity as they do not meet the definition of a warrant liability. Please revise your disclosures in the filing, where appropriate, to correct the inconsistency.
Exhibits and Financial Statements Schedules, page II-1

26. We note that the Company has entered into a joint venture agreement with ST Electronics
         (Satcom & Sensor Systems) Pte Ltd and two development agreements with Jet Talk
         Limited. Please file all material agreements related to Jet Talk as exhibits to your registration statement.
27. Please clarify if you have an agreement with the European Space Agency and, if so, file the agreement as an exhibit to your registration statement.
General

28. On page 47, you state that you are exposed to supply chain risk in light of the conflict between Russia and Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the conflict between Russia and Ukraine. For example, discuss whether you have:
             had to suspend the production, purchase, sale or maintenance of certain items;
             experienced higher costs due to constrained capacity or increased commodity prices;
             experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
       You may contact Andri Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 Yoav Leibovitch
SatixFy Communications Ltd.
April 29, 2022
Page 6
                                           Sincerely,
FirstName LastNameYoav Leibovitch
                                           Division of Corporation Finance
Comapany NameSatixFy Communications Ltd.
                                           Office of Manufacturing
April 29, 2022 Page 6
cc:       Brian Wolfe
FirstName LastName